UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35128 / February 13, 2024

In the Matter of

GC ADVISORS LLC
GOLUB CAPITAL PRIVATE CREDIT FUND
200 Park Avenue, 25th Floor
New York, NY 10166
(812-15477)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 18(a)(2), 18(c), 18(i) AND 61(a) OF THE
ACT

GC Advisors LLC and Golub Capital Private Credit Fund filed an application on July 3, 2023,
and an amendment to the application on September 28, 2023, requesting an order under section
6(c) of the Investment Company Act of 1940 ("Act") granting an exemption from sections
18(a)(2), 18(c), 18(i) and 61(a) of the Act. The order permits certain closed-end management
investment companies that have elected to be regulated as business development companies to
issue multiple classes of shares with varying sales loads and asset-based service and/or
distribution fees.

On January 16, 2024, a notice of the filing of the application was issued (Investment Company
Act Release No. 35090). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

Accordingly, in the matter of GC Advisors LLC and Golub Capital Private Credit Fund (File
No. 812-15477),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 18(a)(2), 18(c), 18(i) and 61(a) of the Act is granted, effective immediately, subject to the condition in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,
Assistant Secretary